Room 4561

June 15, 2006

Khoa D. Nguyen
Chairman and Chief Executive Officer
Ezenia! Inc.
14 Celina Avenue, Suite 17-18
Nashua, NH 03063

> **Re:** **Ezenia! Inc.**
> **Form 10-K/A For the Year Ended December 31, 2004**
> **Forms 10-Q For the Quarterly Periods Ended March 31, June 30 and**
>   **September 30, 2005**
> **File No. 000-25882**

Dear Mr. Nguyen,

      We have completed our review of the above referenced filings and have no further comments at this time.

      Sincerely,

      Stephen G. Krikorian
      Branch Chief - Accounting